As filed with the Securities and Exchange Commission on January 26, 2012

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A/A

NOTIFICATION OF AMENDMENT OF REGISTRATION FILED PURSUANT TO SECTION 8(a)

OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it amends its registration under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, and in connection with such notification of amendment of registration submits the following information:

Name: PHL VARIABLE ACCUMULATION ACCOUNT III

Address of Principal Business Office:

One American Row, Hartford, Connecticut 06102-5056

Telephone Number:   (800) 447-4312

Name and Address of Agent for Service of Process:

John H. Beers, Esq.

PHL Variable Accumulation Account III

c/o PHL Variable Insurance Company

One American Row

Hartford, Connecticut 06102-5056

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A/A:

Yes |X*|         No [ ]

*Registrant is filing a Registration Statement on Form N-2 concurrently with the filing of this Notification of Amendment of Registration. The Registrant had previously advised the Staff of the Commission that it intended to apply for deregistration as an investment company; however, the Registrant and related parties have filed an Application for an Order of Exemption on behalf of the Registrant regarding the contracts described in the Registration Statement on Form N-2 (“Application”), filed concurrently herewith. Accordingly, the Registrant currently does not intend to pursue deregistration while the Application is pending.

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of amendment of registration to be duly signed on behalf of the registrant, in the city of Hartford and state of Connecticut on the 26th day of January, 2012.

PHL VARIABLE ACCUMULATION ACCOUNT III

(Registrant)

[SEAL]

  /s/Philip K. Polkinghorn

Sole Trustee

Attest:	/s/Kathleen A. McGah

Title: Vice President and Assistant Secretary, PHL Variable Insurance Company